Exhibit 99.2

Dada Announces Unaudited Second Quarter 2024 Financial Results

SHANGHAI, China, Aug. 20, 2024 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada”, the “Company”, or “we”), China’s leading local on-demand retail and delivery platform, today announced its unaudited financial results for the second quarter ended June 30, 2024.

“I am grateful for the Board’s trust and honored to take on the responsibilities of Chairman. With the Board’s vision and leadership, we remain optimistic about the journey ahead of us in the on-demand retail and delivery industries,” said Mr. Kevin Qing Guo, Chairman of the Board of Dada. “In the second quarter of 2024, our focus on user experience and high-quality development continued to bear significant fruits. JD NOW1 recorded over 100% year-on-year growth in both monthly transacting users2 and orders through the JD App in the second quarter of 2024. Dada NOW3 booked revenue growth north of 50% year on year in the first half of 2024. Looking ahead, we will strive to further execute our high-quality growth strategy while creating long-term, sustainable value for our shareholders, consumers, merchants and brand partners, delivery riders, and the society as a whole.”

“In the second quarter of 2024, we remained committed to customer experience optimization and high-quality development,” said Mr. Henry Jun Mao, Chief Financial Officer of Dada. “We are pleased to see the strong growth momentum in JD NOW’s core metrics such as order volume and user base through the JD App in the quarter, which we believe will lead to long-term mindshare gains. Meanwhile, Dada NOW once again recorded impressive revenue growth, primarily thanks to the remarkable performance of our chain merchants business. GAAP and non-GAAP net loss margin4 improved by 1.2 percentage points and 1.8 percentage points quarter over quarter, respectively, as a result of our quality-focused efforts.”

Second Quarter 2024 Financial Results

Total net revenues were RMB2,349.9 million in the second quarter of 2024, compared with RMB2,596.8 million in the same quarter of 2023.

Beginning with the second quarter of 2024, the Company changed the presentation of disaggregated revenues to better reflect its lines of business. The table below sets forth the disaggregation of revenues for the three months and six months ended June 30, 2024, respectively, with prior period financial results retrospectively recast to conform to current period presentation.

	For the three months ended				For the six months ended
	June 30, 2023	March 31, 2024	June 30, 2024	YoY% Change	June 30, 2023	June 30, 2024	YoY% Change
	(RMB in thousands, except percentage data)
Net revenues
JD NOW
Commission fee	396,165	423,746	371,006	(6.4)%	845,044	794,752	(6.0)%
Online advertising and marketing services	575,246	362,843	128,805	(77.6)%	1,225,542	491,648	(59.9)%
Fulfillment services and others	644,968	491,949	412,637	(36.0)%	1,332,357	904,586	(32.1)%
Subtotal	1,616,379	1,278,538	912,448	(43.5)%	3,402,943	2,190,986	(35.6)%
Dada NOW
Intra-city delivery services	877,533	1,044,452	1,236,598	40.9%	1,506,030	2,281,050	51.5%
Last-mile delivery services	70,134	90,028	153,265	118.5%	148,017	243,293	64.4%
Others	32,767	38,737	47,596	45.3%	75,232	86,333	14.8%
Subtotal	980,434	1,173,217	1,437,459	46.6%	1,729,279	2,610,676	51.0%
Total	2,596,813	2,451,755	2,349,907	(9.5)%	5,132,222	4,801,662	(6.4)%

•	Net revenues generated from JD NOW was RMB912.4 million in the second quarter of 2024, compared with RMB1,616.4 million in the second quarter of 2023, mainly due to a decrease in online advertising and marketing services revenues, and a decrease in fulfillment services and other revenues as a result of the full rollout of delivery fee waiver program for orders exceeding RMB29 since February 2024.

•	Net revenues generated from Dada NOW increased by 46.6% from RMB980.4 million in the second quarter of 2023 to RMB1,437.5 million in the second quarter of 2024, mainly driven by an increase in order volume of intra-city delivery services provided to various chain merchants.

Total costs and expenses were RMB2,667.0 million in the second quarter of 2024, compared with RMB2,804.1 million in the same quarter of 2023.

•	Operations and support costs were RMB1,735.7 million in the second quarter of 2024, compared with RMB1,503.0 million in the same quarter of 2023. The increase was primarily due to an increase in rider cost as a result of the increasing order volume of intra-city delivery services provided to various chain merchants, partially offset by a decrease in online advertising and marketing services costs.

•	Selling and marketing expenses were RMB781.9 million in the second quarter of 2024, compared with RMB1,136.7 million in the same quarter of 2023. The decrease was primarily due to a decrease in promotion activities initiated by us on the JD NOW platform.

•	General and administrative expenses were RMB48.1 million in the second quarter of 2024, compared with RMB56.4 million in the same quarter of 2023. The decrease was primarily due to a decrease in amortization of intangible assets arising from the acquisition of JD NOW in 2016.

•	Research and development expenses were RMB85.4 million in the second quarter of 2024, compared with RMB102.0 million in the same quarter of 2023. The decrease was mainly attributable to a decrease in research and development personnel costs.

Loss from operations was RMB310.5 million in the second quarter of 2024, compared with RMB197.0 million in the same quarter of 2023.

Non-GAAP loss from operations5 was RMB164.5 million in the second quarter of 2024, compared with RMB28.6 million in the same quarter of 2023.

Net loss was RMB286.2 million in the second quarter of 2024, compared with RMB158.7 million in the same quarter of 2023.

Non-GAAP net loss6 was RMB142.3 million in the second quarter of 2024, compared with a net income of RMB8.4 million in the same quarter of 2023.

Basic and diluted net loss per ordinary share was RMB0.27 in the second quarter of 2024, compared with RMB0.15 for the second quarter of 2023.

Non-GAAP basic and diluted net loss per ordinary share7 was RMB0.14 in the second quarter of 2024, compared with a net income per ordinary share of RMB0.01 for the second quarter of 2023.

Supplemental Information

•	The following table sets forth the order volume and corresponding gross billings of our on-demand delivery services.

	For the three months ended			For the six months ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
Number of orders delivered[8] (in millions)	562.8	554.3	679.2	1,069.1	1,233.5
Gross billings[9] (RMB in millions)	2,446.9	2,529.1	3,008.0	4,813.0	5,537.1

•	Share repurchase program

Pursuant to our US$40 million share repurchase program announced in March 2024, we had repurchased approximately US$9.8 million of American Depositary Shares (ADSs) as of June 30, 2024.

Environment, Social Responsibility and Governance (ESG)

•	ESG Report

■	In May 2024, Dada published its 2023 ESG Report, marking the third consecutive year that the Company has published an ESG Report, showcasing Dada’s ESG practices and performance.

•	Contribution to industry development

■	In June 2024, JD NOW joined hands with Yili’s premium milk brand Satine, along with several other organic food and beverage brands, to establish a “Green Alliance” in Beijing to raise consumers’ awareness of green organic products, promote a healthy and eco-friendly lifestyle, and drive green development in the industry.

•	Care for riders

■	In July 2024, Dada launched the Company’s first ice-drink van in Shanghai, in partnership with several food and beverage brands, providing tens of thousands of free cold drinks, sunscreen and heat stroke prevention products to riders and other outdoor workers.

Conference Call

The Company will host a conference call to discuss the earnings at 9:30 p.m. Eastern Time on Tuesday, August 20, 2024 (9:30 a.m. Beijing time on Wednesday, August 21, 2024).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10041142-brxl5o.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through August 28, 2024.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10041142

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net margin, and non-GAAP net income/(loss) per ordinary share as supplemental measures to review and assess its financial and operating performance. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating non-GAAP net income/(loss) per ordinary share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, non-GAAP financial measures should not be considered in isolation from or as an alternative to financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to offer quality on-demand retail experience and provide efficient on-demand delivery services; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail:PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB in thousands)

	As of
	December 31, 2023	June 30, 2024
ASSETS
Current assets
Cash and cash equivalents	1,893,032	2,105,079
Restricted cash	519,207	435,847
Short-term investments	1,558,315	1,069,020
Accounts receivable, net	386,768	417,474
Inventories	9,270	10,322
Amount due from related parties	1,287,080	1,142,899
Prepayments and other current assets	415,326	190,710
Total current assets	6,068,998	5,371,351
Non-current assets
Property and equipment, net	8,392	8,036
Intangible assets, net	1,479,644	1,267,513
Operating lease right-of-use assets	16,335	7,058
Other non-current assets	512	386
Total non-current assets	1,504,883	1,282,993
TOTAL ASSETS	7,573,881	6,654,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	5,008	11,549
Payable to riders and drivers	867,323	934,432
Amount due to related parties	190,039	78,591
Accrued expenses and other current liabilities	922,483	663,344
Operating lease liabilities	14,719	5,586
Total current liabilities	1,999,572	1,693,502
Non-current liabilities
Deferred tax liabilities	16,979	12,804
Non-current operating lease liabilities	414	—
Total non-current liabilities	17,393	12,804
TOTAL LIABILITIES	2,016,965	1,706,306

TOTAL SHAREHOLDERS’ EQUITY	5,556,916	4,948,038

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,573,881	6,654,344

DADA NEXUS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(RMB in thousands, except shares and per share data)

	For the three months ended			For the six months ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
Net revenues	2,596,813	2,451,755	2,349,907	5,132,222	4,801,662
Costs and expenses
Operations and support	(1,503,022)	(1,840,027)	(1,735,748)	(2,900,166)	(3,575,775)
Selling and marketing	(1,136,655)	(818,298)	(781,910)	(2,453,298)	(1,600,208)
General and administrative	(56,431)	(50,563)	(48,123)	(134,998)	(98,686)
Research and development	(101,964)	(94,059)	(85,364)	(230,759)	(179,423)
Other operating expenses	(5,978)	(14,527)	(15,878)	(18,926)	(30,405)
Total costs and expenses	(2,804,050)	(2,817,474)	(2,667,023)	(5,738,147)	(5,484,497)
Other operating income	10,286	871	6,625	22,607	7,496
Loss from operations	(196,951)	(364,848)	(310,491)	(583,318)	(675,339)
Other income/(expenses)
Interest expenses	(356)	—	—	(807)	—
Others, net	37,327	34,822	22,186	72,444	57,008
Total other income, net	36,971	34,822	22,186	71,637	57,008
Loss before income tax benefit	(159,980)	(330,026)	(288,305)	(511,681)	(618,331)
Income tax benefit	1,253	2,055	2,074	2,506	4,129
Net loss	(158,727)	(327,971)	(286,231)	(509,175)	(614,202)
Net loss per ordinary share
Basic	(0.15)	(0.31)	(0.27)	(0.49)	(0.58)
Diluted	(0.15)	(0.31)	(0.27)	(0.49)	(0.58)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	1,041,624,988	1,057,139,291	1,043,972,124	1,032,477,485	1,050,555,707
Diluted	1,041,624,988	1,057,139,291	1,043,972,124	1,032,477,485	1,050,555,707

Net loss	(158,727)	(327,971)	(286,231)	(509,175)	(614,202)
Other comprehensive income
Foreign currency translation adjustments, net of tax of nil	160,986	13,150	22,834	131,084	35,984
Total comprehensive income/(loss)	2,259	(314,821)	(263,397)	(378,091)	(578,218)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(RMB in thousands, except shares, per share and percentage data)

	For the three months ended			For the six months ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
Loss from operations	(196,951)	(364,848)	(310,491)	(583,318)	(675,339)
Add:
Share-based compensation expenses	42,220	15,121	25,545	79,701	40,666
Amortization of intangible assets resulting from acquisitions	126,172	120,066	120,474	258,428	240,540
Non-GAAP loss from operations	(28,559)	(229,661)	(164,472)	(245,189)	(394,133)

Net loss	(158,727)	(327,971)	(286,231)	(509,175)	(614,202)
Add:
Share-based compensation expenses	42,220	15,121	25,545	79,701	40,666
Amortization of intangible assets resulting from acquisitions	126,172	120,066	120,474	258,428	240,540
Income tax benefit	(1,253)	(2,055)	(2,074)	(2,506)	(4,129)
Non-GAAP net income/(loss)	8,412	(194,839)	(142,286)	(173,552)	(337,125)

Net revenues	2,596,813	2,451,755	2,349,907	5,132,222	4,801,662

Net margin	(6.1)%	(13.4)%	(12.2)%	(9.9)%	(12.8)%
Non-GAAP net margin	0.3%	(7.9)%	(6.1)%	(3.4)%	(7.0)%

Non-GAAP net income/(loss) per ordinary share
Basic	0.01	(0.18)	(0.14)	(0.17)	(0.32)
Diluted	0.01	(0.18)	(0.14)	(0.17)	(0.32)

Weighted average number of shares used in calculating Non-GAAP net income/(loss) per ordinary share
Basic	1,041,624,988	1,057,139,291	1,043,972,124	1,032,477,485	1,050,555,707
Diluted	1,048,165,062	1,057,139,291	1,043,972,124	1,032,477,485	1,050,555,707

1 JD NOW was formerly known as JDDJ. JDDJ brands were upgraded to JD NOW in May 2024.

2 Monthly transacting user refers to an online user account that placed at least one order on our JD NOW platform in a given month, regardless of whether the order was subsequently paid, cancelled, delivered, returned, or refunded.

3 Dada NOW was formerly known as Dada Now. Dada Now brands are in the process of upgrading to Dada NOW.

4 Please refer to “Use of Non-GAAP Financial Measures” for the definition of non-GAAP net margin.

5 Non-GAAP income/(loss) from operations represents income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions.

6 Non-GAAP net income/(loss) represents net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions, and income tax benefit from amortization of such intangible assets.

7 Non-GAAP net income/(loss) per ordinary share is non-GAAP net income/(loss) divided by weighted average number of shares used in calculating non-GAAP net income/(loss) per ordinary share.

8 Number of orders delivered included orders directly placed through Dada NOW by merchants and individual senders, and orders fulfilled by Dada NOW for merchants on JD NOW.

9 Refer to the gross amount of services charges for abovementioned orders of the on-demand delivery services, net of value-added tax.